Filed Pursuant to Rule 424(b)(2)
Registration No. 333-158385
May 21, 2010
PRICING SUPPLEMENT
(To Prospectus dated April 2, 2009,
Prospectus Supplement dated April 9, 2009 and
Underlying Supplement No. 1 dated January 8, 2010)

HSBC USA Inc.
$527,000 Market Participation Notes Linked to a Global Basket of Indices (the "Notes")

▸ This pricing supplement relates to the Notes which are linked to an equally-weighted basket of three indices;

– The S&P 500® Index ("SPX"), The Dow Jones EURO STOXX 50® Index ("SX5E") and The Hang Seng® Index ("HSI")

▸ 6-year maturity

▸ 1x exposure to any positive return in the basket, subject to a maximum cap of 45.00%

▸ 100% principal protected

The Market Participation Notes Linked to a Global Basket of Indices (the "Notes" or, each a "Note") offered hereunder are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction and include investment risks including possible loss of the Principal Amount invested due to the credit risk of HSBC USA Inc.

The Notes will not be listed on any U.S. securities exchange or automated quotation system.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or underlying supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. or another of its affiliates or agents will use this pricing supplement in market-making transactions in any Notes after their initial sale. **Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.** See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-**11** of this pricing supplement.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page PS-6 of this document, page S-3 of the accompanying prospectus supplement and page US-1 of the accompanying underlying supplement.

	Price to Public	Fees and Commissions[1]	Proceeds to Issuer
Per Note / total	$1,000 / $527,000	$37.50 / $19,762.50	$962.50 / $507,237.50

[1] See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-**11** of this pricing supplement.

HSBC

HSBC USA Inc.
Market Participation Notes Linked to a Global Basket of Indices



The S&P 500® Index, Dow Jones EURO STOXX 50® Index and Hang Seng® Index

The offering of Market Participation Notes Linked to a Global Basket of Indices due May 27, 2010 (the "Notes") has the terms described in this pricing supplement and the accompanying underlying supplement, prospectus supplement and prospectus. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying underlying supplement, prospectus supplement or prospectus, the terms described in this pricing supplement shall control.

This pricing supplement relates to a single offering of Notes. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Basket described below. All references to the "Reference Asset" in the prospectus supplement or underlying supplement shall refer to the Basket. The following key terms relate to the offering of these Notes:

Issuer:	HSBC USA Inc.
Issuer Rating:	AA- (S&P), A1 (Moody's), AA (Fitch)†
Principal Amount:	$1,000 per security
Reference Asset or Basket:	An equally-weighted basket composed of the S&P 500® Index, Dow Jones EURO STOXX 50® Index, and Hang Seng® Index.

Basket Component	Ticker	Initial Level	Component Weighting
S&P 500® Index	SPX	1,073.65	1/3
Dow Jones EURO STOXX 50® Index	SX5E	2,558.27	1/3
Hang Seng® Index	HSI	19,667.76	1/3

Trade Date:	May 21, 2010
Pricing Date:	May 24, 2010
Settlement Date:	May 27, 2010
Final Valuation Date:	May 24, 2016. The Final Valuation Date is subject to adjustment as described under "Additional Terms of the Notes" in the accompanying underlying supplement.
Maturity Date:	3 business days after the Final Valuation Date, which is expected to be May 27, 2016. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes" in the accompanying underlying supplement.
Payment at Maturity:	On the Maturity Date, for each security, we will pay you the Final Settlement Value.
Final Settlement Value:	**If the Basket Return is greater than or equal to zero**, you will receive the lesser of: a) $1,000 + ($1,000 × Basket Return) b) $1,000 + ($1,000 × Maximum Cap) **If the Basket Return is less than zero:** $1,000 per $1,000 Principal Amount of Notes
Maximum Cap:	45.00%
Basket Return:	The sum of the products of (a) the Component Return of each Basket Component multiplied by (b) the Component Weighting of such Basket Component: [(SPX Component Return × 1/3) + (SX5E Component Return × 1/3) + (HSI Component Return × 1/3)]
Component Return:	With respect to each Basket Component, the quotient, expressed as a percentage, calculated as follows: $$\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$$
Initial Value:	With respect to the S&P 500® Index , 1,073.65, with respect to the Dow Jones EURO STOXX 50® Index, 2,558.27 and with respect to the Hang Seng® Index, 19,667.76.
Final Value:	With respect to each Basket Component, the Official Closing Level of that Basket Component, as determined by the Calculation Agent on the Final Valuation Date.
Official Closing Value:	With respect to each Basket Component, the Official Closing Level on any scheduled trading day as determined by the

Calculation Agent by referencing Bloomberg Professional® service page "SPX <INDEX>" with respect to SPX, page "SX5E <INDEX>" with respect to SX5E, and page "HSI <INDEX>" with respect to HSI, or with respect to each Basket Component any successor page on Bloomberg Professional® service or any successor service, as applicable.

CUSIP/ISIN	4042K0W84 / US4042K0W847
Form of securities:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.

[†] A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold Notes, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The Notes themselves have not been independently rated. Each rating should be evaluated independently of any other rating.

GENERAL

This pricing supplement relates to a single Note offering linked to the Basket identified on the cover page. The purchaser of a Note will acquire a senior unsecured debt security linked to the Basket. Although the Note offering relates only to a single Basket identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Basket, the Basket Components, or any securities comprising the Basket Components or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated April 2, 2009, the prospectus supplement dated April 9, 2009 and the underlying supplement no. 1 dated January 8, 2010. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement or prospectus, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PS-6 of this pricing supplement and "Risk Factors" on page US1-1 of the underlying supplement no. 1 and page S-3 of the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and an underlying supplement) with the U.S. Securities and Exchange Commission ("SEC") for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and underlying supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and underlying supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▶ The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm

▶ The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

▶ The underlying supplement no. 1 at: http://www.sec.gov/Archives/edgar/data/83246/000114420410001030/v170879_424b2.htm

PAYMENT AT MATURITY

On the Maturity Date, for each security you hold, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

If the Basket Return is greater than or equal to zero, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of Notes, equal to the lesser of:

(a) $1,000 + ($1,000 × Basket Return)

(b) $1,000 + ($1,000 × Maximum Cap)

If the Basket Return is less than zero, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of Notes, equal to $1,000.

Interest

The Notes will not pay periodic interest.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

Trustee

Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, the Notes will be issued under the senior indenture dated March 31, 2009, between HSBC USA Inc., as Issuer, and Wells Fargo Bank, National Association, as trustee. Such indenture has substantially the same terms as the indenture described in the accompanying prospectus supplement.

Paying Agent

Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, HSBC Bank USA, N.A. will act as paying agent with respect to the Notes pursuant to a Paying Agent and Securities Registrar Agreement dated June 1, 2009, between HSBC USA Inc. and HSBC Bank USA, N.A.

Reference Sponsor

With respect to securities linked to the SPX, Standard and Poor's Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc., is the reference sponsor. With respect to securities linked to SX5E, STOXX Limited is the reference sponsor. With respect to securities linked to the HSI, Hang Seng® Indexes Company Limited is the reference sponsor.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

▶ You seek an investment with a return linked to the potential positive performance of the Basket and you believe the value of such Basket will increase moderately over the term of the Notes.

▶ You are willing to invest in the Notes based on the Maximum Cap indicated herein, which may limit your return at maturity.

▶ You are willing to forego dividends or other distributions paid to holders of stocks comprising the relevant Basket Components.

▶ You do not seek current income from your investment.

▶ You do not seek an investment for which there is an active secondary market.

▶ You are willing to hold the Notes to maturity.

▶ You seek an investment that provides 100% principal protection should the Basket decline.

▶ You are comfortable with the creditworthiness of HSBC, as issuer of the Notes.

The Notes may not be suitable for you if:

▶ You believe the Basket Return will be negative on the Final Valuation Date or that the Basket Return will not be sufficiently positive to provide you with your desired return.

▶ You are unwilling to invest in the Notes based on the Maximum Cap indicated herein, which may limit your return at maturity.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You prefer to receive the dividends or other distributions paid on any stocks comprising the relevant Basket Component, or the Basket Component itself, as applicable.

▶ You seek current income from your investment.

▶ You seek an investment for which there will be an active secondary market.

▶ You are unable or unwilling to hold the Notes to maturity.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as issuer of the Notes.

RISK FACTORS

We urge you to read the section "Risk Factors" on page S-3 in the accompanying prospectus supplement and page US1-1 of the underlying supplement no. 1. Investing in the Notes is not equivalent to investing directly in any of the stocks comprising a Basket Component or the Basket Component itself, as applicable. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying underlying supplement, prospectus supplement and prospectus.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and underlying supplement including the explanation of risks relating to the Notes described in the following sections:

▶ "— Risks Relating to All Note Issuances" in the prospectus supplement;

▶ "— Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset" in the prospectus supplement; and

▶ "— The Notes will not be Adjusted For Changes in Exchange Rates" in underlying supplement no. 1.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

The appreciation on the Notes is limited by the Maximum Cap.

You will not participate in any appreciation in the value of the Basket beyond the Maximum Cap. The Maximum Cap is 45.00%. You will not receive a return on the Notes greater than the Maximum Cap.

Credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any principal protection at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

The Notes will not bear interest.

As a holder of the Notes, you will not receive periodic interest payments.

Changes in the levels of the Basket Components may offset each other.

Movements in the levels of the Basket Components may not correlate with each other. At a time when the level of one of the Basket Components increases, the level of the other Basket Components may not increase as much or may even decline. Therefore, in calculating the Basket Return, increases in the level of one or more of the Basket Components may be moderated, or more than offset, by lesser increases or declines in the level of the other Basket Components.

Changes that affect the relevant Basket Component will affect the market value of the Notes and the amount you will receive at maturity.

The policies of the reference sponsors of the Basket Components concerning additions, deletions and substitutions of the constituents comprising such Basket Component and the manner in which the reference sponsor takes account of certain changes affecting those constituents included in such Basket Component may affect the value of such Basket Component. The policies of the reference sponsors with respect to the calculation of the relevant Basket Components could also affect the value of such relevant Basket Components. Each reference sponsor may discontinue or suspend calculation or dissemination of its relevant Basket Component. Any such actions could affect the value of the Notes.

Please read and pay particular attention to the section "Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset" in the accompanying prospectus supplement.

The Notes are not insured by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the Notes.

Certain built-in costs are likely to adversely affect the value of the Notes prior to maturity.

While the Payment at Maturity described in this pricing supplement is based on the full Principal Amount of your Notes, the original issue price of the Notes includes the placement agent's commission and the estimated cost of HSBC hedging its obligations under the Notes. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts.

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Tax treatment.

For a discussion of certain of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "Certain U.S. Federal Income Tax Considerations" herein, and the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the value of the Basket relative to its Initial Value. We cannot predict the Basket Return on the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Basket to which your Notes are linked or return on the Notes**.** With respect to the Notes, the Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Payment at Maturity on a $1,000 investment in Notes for a hypothetical range of performance for the relevant Basket Return from -100% to +100%. The following results are based solely on the assumptions outlined below. The "Hypothetical Return on the Security" as used below is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount of Notes to $1,000. The potential returns described here assume that your Notes are held to maturity. You should consider carefully whether the Notes are suitable to your investment goals.

The following table and examples assume the following:

- ▸ Principal Amount: $1,000
- ▸ Principal Protection: 100%
- ▸ Maximum Cap: 45.00%

Hypothetical Basket Return	Hypothetical Payment at Maturity	Hypothetical Total Return
100.00%	$1,450.00	45.00%
90.00%	$1,450.00	45.00%
80.00%	$1,450.00	45.00%
70.00%	$1,450.00	45.00%
60.00%	$1,450.00	45.00%
50.00%	$1,450.00	45.00%
45.00%	$1,450.00	45.00%
40.00%	$1,400.00	40.00%
30.00%	$1,300.00	30.00%
20.00%	$1,200.00	20.00%
10.00%	$1,100.00	10.00%
5.00%	$1,050.00	5.00%
1.00%	$1,010.00	1.00%
0.00%	$1,000.00	0.00%
-10.00%	$1,000.00	0.00%
-20.00%	$1,000.00	0.00%
-30.00%	$1,000.00	0.00%
-40.00%	$1,000.00	0.00%
-50.00%	$1,000.00	0.00%
-60.00%	$1,000.00	0.00%
-70.00%	$1,000.00	0.00%
-80.00%	$1,000.00	0.00%
-90.00%	$1,000.00	0.00%
-100.00%	$1,000.00	0.00%

The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the Notes.

Example 1: The SPX Component Return is -10%, the SX5E Component Return is 35% and the HSI Component Return is 35%. Therefore the relevant Basket Return is 20.00%.

Basket Return:	20.00%
Final Settlement Value:	**$1,200.00**

Because the Basket Return is positive, and such Basket Return is less than the hypothetical Maximum Cap, the Final Settlement Value would be $1,200.00 per $1,000 Principal Amount of Notes calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Basket Return})$$

$$= \$1,000 + (\$1,000 \times 20.00\%)$$

$$= \$1,200.00$$

Example 1 shows that you will receive the return of your principal investment plus a return equal to the Basket Return when such Basket Return is positive and if such amount is equal to or less than the Maximum Cap.

Example 2: The SPX Component Return is 75%, the SX5E Component Return is 60% and the HSI Component Return is 45%. Therefore, the relevant Basket Return is 60.00%.

Basket Return:	60.00%
Final Settlement Value:	**$1,450.00**

Because the Basket Return is positive, and such Basket Return is greater than the hypothetical Maximum Cap, the Final Settlement Value would be $1,450.00 per $1,000 Principal Amount of Notes calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Maximum Cap})$$

$$= \$1,000 + (\$1,000 \times 45.00\%)$$

$$= \$1,450.00$$

Example 2 shows that you will receive the return of your principal investment plus a return equal to the Maximum Cap when the Basket Return is positive and exceeds the Maximum Cap.

Example 3: The SPX Component Return is -10%, the SX5E Component Return is -35% and the HSI Component Return is -45%. Therefore the relevant Basket Return is -30.00%.

Basket Return:	-30.00%
Final Settlement Value:	**$1,000.00**

Because the Basket Return is less than zero, the Final Settlement Value would be $1,000.00 per $1,000 Principal Amount of Notes.

$$= \$1,000.00$$

Example 3 shows that you will receive 100% of your principal investment when the Basket Return is negative.

INFORMATION RELATING TO THE S&P 500® INDEX ("SPX")

Description of the SPX

The SPX is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

For more information about the SPX, see "The S&P 500® Index" on page US1-4 of the accompanying underlying supplement no. 1.

Historical Performance of the SPX

The following graph sets forth the historical performance of the SPX based on the monthly historical closing levels from May 31, 2005 through May 24, 2010 (using May 24, 2010 as the monthly historical closing level for May 2010). The closing level for the SPX on May 24, 2010 was 1,073.65. We obtained the closing levels below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service.



The historical levels of the SPX should not be taken as an indication of future performance, and no assurance can be given as to the SPX closing level on the Final Valuation Date.

INFORMATION RELATING TO THE DOW JONES EURO STOXX 50® INDEX ("SX5E")

Description of the SX5E

The SX5E is composed of 50 component stocks of market sector leaders from within the Dow Jones EURO STOXX 50® Index, which includes stocks selected from 12 Eurozone countries: Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain. The component stocks represent the largest companies across all market sectors defined by the Dow Jones Global Classification Standard.

For more information about the SX5E, see "The Dow Jones EURO STOXX 50® Index" on page US1-26 of the accompanying underlying supplement no. 1.

Historical Performance of the SX5E

The following graph sets forth the historical performance of the SX5E based on the monthly historical closing levels from May 31, 2005 through May 24, 2010 (using May 24, 2010 as the monthly historical closing level for May 2010). The closing level for the SX5E on May 24, 2010 was 2,558,27. We obtained the closing levels below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service.



The historical levels of the SX5E should not be taken as an indication of future performance, and no assurance can be given as to the SX5E closing level on the Final Valuation Date.

INFORMATION RELATING TO THE HANG SENG® INDEX ("HSI")

Description of the HSI

The HSI is calculated, maintained and published by Hang Seng® Indexes Company Limited and was first developed, calculated and published on November 24, 1969. The HSI is a market capitalization weighted stock market index in the Stock Exchange of Hong Kong Limited.

For more information about the HSI, see "The Hang Seng® Index" on page US1-13 of the accompanying underlying supplement no. 1.

Historical Performance of the HSI

The following graph sets forth the historical performance of the HSI based on the monthly historical closing prices from May 31, 2005 through May 24, 2010 (using May 24, 2010 as the monthly historical closing level for May 2010). The closing level for the HSI on May 24, 2010 was 19,667.76. We obtained the closing prices below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service.



The historical prices of the HSI should not be taken as an indication of future performance, and no assurance can be given as to the HSI closing price on the Final Valuation Date.

EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine the accelerated payment due and payable at maturity in the same general manner as described in this pricing supplement. In that case, the scheduled trading day preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Basket Return. If a market disruption event exists with respect to any Basket Component on that scheduled trading day, then the accelerated Final Valuation Date for such Basket Component will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date, in underlying supplement no. 1). The accelerated Maturity Date will then be the fourth business day following the postponed accelerated Final Valuation Date.

If the Notes have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Events of Default" and "—Events of Default; Defaults" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC for distribution to other registered broker dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. will offer the Notes at the offering price set forth on the cover page of this pricing supplement and will receive underwriting discounts and commissions of up to 3.750%, or $37.50, per $1,000 Principal Amount of Notes. HSBC Securities (USA) Inc. may re-allow up to the full amount of the selling concession on sales of such Notes by other brokers or dealers and may pay referral fees to other broker-dealers of up to 1.50%, or $15.00, per $1,000 Principal Amount of Notes.

An affiliate of HSBC has paid or may pay in the future an amount to broker dealers in connection with the costs of the continuing implementation of systems to support these Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution" on page S-52 in the prospectus supplement.

We expect that delivery of the Notes will be made against payment for the Notes on or about the Settlement Date set forth in this pricing supplement, which is expected to be the fourth business day following the Trade Date of the Notes. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the Trade Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisers.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider the matters set forth in "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement. The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the Notes. This summary supplements the section "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement and supersedes it to the extent inconsistent therewith. Notwithstanding any disclosure in the accompanying prospectus supplement to the contrary, our special U.S. tax counsel in this transaction is Sidley Austin LLP.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes. We intend to treat the Notes as contingent payment debt instruments for U.S. federal income tax purposes. Pursuant to the terms of the Notes, you agree to treat the Notes as contingent payment debt instruments for all U.S. federal income tax purposes and, in the opinion of Sidley Austin LLP, special U.S. tax counsel to us, it is reasonable to treat the Notes as contingent payment debt instruments. Assuming the Notes are treated as contingent payment debt instruments, a U.S. holder will be required to include original issue discount ("OID") in gross income each year, even though no payments will be made on the Notes until maturity.

Based on the factors described in the section, "Certain U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Payment Debt Instruments", we have determined that the comparable yield of the Notes, solely for U.S. federal income tax purposes, will be 2.87% per annum (compounded annually). Further, based upon the method described in the section, "Certain U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Payment Debt Instruments" and based upon the comparable yield, we have determined that the projected payment schedule for Notes that have a Principal Amount of $1,000 and an issue price of $1,000 consists of a single payment of $1,185.44 at maturity.

Based upon the comparable yield, a U.S. holder that pays taxes on a calendar year basis, buys a Note for $1,000, and holds the Note until maturity will be required to pay taxes on the following amounts of ordinary income in respect of the Notes in each year:

Year	OID
2010	$17.14
2011	$29.19
2012	$30.11
2013	$30.89
2014	$31.78
2015	$32.69
2016	$13.64

However, the ordinary income reported in the taxable year the Notes mature will be adjusted to reflect the actual payment received at maturity. In addition, if a Note has been held until maturity, for purpose of determining the amount realized upon retirement of the Note at maturity, the U.S. holder is generally treated as receiving the projected amount provided by the projected payment schedule. U.S.

holders may obtain the comparable yield and projected payment schedule as determined by us by submitting a written request to: Structured Equity Derivatives – Structuring HSBC Bank USA, National Association, 452 Fifth Avenue, 3rd Floor, New York, NY 10018. A U.S. holder is generally bound by the comparable yield and the projected payment schedule established by us for the Notes. However, if a U.S. holder believes that the projected payment schedule is unreasonable, a U.S. holder must determine its own projected payment schedule and explicitly disclose the use of such schedule and the reason the holder believes the projected payment schedule is unreasonable on its timely filed U.S. federal income tax return for the taxable year in which it acquires the Notes.

The comparable yield and projected payment schedule are not provided for any purpose other than the determination of a U.S. holder's interest accruals for U.S. federal income tax purposes and do not constitute a projection or representation by us regarding the actual yield on a Note. We do not make any representation as to what such actual yield will be.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible. As a result, the timing and character of income in respect of the Notes might differ from the treatment described above. You should carefully consider the discussion of all potential tax consequences as set forth in "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

TABLE OF CONTENTS

Pricing Supplement

General	PS-4
Payment at Maturity	PS-4
Investor Suitability	PS-5
Risk Factors	PS-6
Illustrative Examples	PS-8
Information Relating to the S&P 500® Index	PS-10
Information Relating to the Dow Jones EURO STOXX 50® Index	PS-10
Information Relating to the Hang Seng® Index	PS-11
Events of Default and Acceleration	PS-11
Supplemental Plan of Distribution (Conflicts of Interest)	PS-11
Certain U.S. Federal Income Tax Considerations	PS-12
Underlying Supplement No. 1	
Risk Factors	US1-1
The S&P 500® Index	US1-4
The Russell 2000® Index	US1-6
The Dow Jones Industrial Average℠	US1-9
The Hang Seng China Enterprises Index®	US1-11
The Hang Seng® Index	US1-13
The Korea Stock Price Index 200	US1-15
The MSCI Singapore Index℠	US1-18
The MSCI Taiwan Index℠	US1-22
The Dow Jones EURO STOXX 50® Index	US1-26
The PHLX Housing Sector℠ Index	US1-29
The TOPIX® Index	US1-33
The NASDAQ-100 Index®	US1-36
S&P BRIC 40 Index	US1-40
The Nikkei 225 Index	US1-43
The FTSE™ 100 Index	US1-45
The MSCI EAFE® Index	US1-47
The MSCI Emerging Markets Index	US1-52
Other Components	US1-57
Additional Terms of the Notes	US1-57
Prospectus Supplement	
Risk Factors	S-3
Pricing Supplement	S-16
Description of Notes	S-16
Sponsors or Issuers and Reference Asset	S-37
Use of Proceeds and Hedging	S-37
Certain ERISA	S-38
Certain U.S. Federal Income Tax Considerations	S-39
Supplemental Plan of Distribution	S-52
Prospectus	
About this Prospectus	2
Special Note Regarding Forward-Looking Statements	2
HSBC USA Inc.	3
Use of Proceeds	3
Description of Debt Securities	4
Description of Preferred Stock	16
Description of Warrants	22
Description of Purchase Contracts	26
Description of Units	29
Book-Entry Procedures	32
Limitations on Issuances in Bearer Form	36
Certain U.S. Federal Income Tax Considerations Relating to Debt Securities	37
Plan of Distribution	52
Notice to Canadian Investors	54
Certain ERISA Matters	58
Where You Can Find More Information	59
Legal Opinions	59
Experts	59

You should only rely on the information contained in this pricing supplement, any accompanying underlying supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this pricing supplement, any accompanying underlying supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This pricing supplement, any accompanying underlying supplement, prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this pricing supplement, any accompanying underlying supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$527,000 Market Participation Notes Linked to a Global Basket of Indices

May 21, 2010

PRICING SUPPLEMENT